UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 12, 2025, HomesToLife Ltd issued a press release announcing its unaudited results of operations for the three months ended March 31, 2025, attached hereto as Exhibits 99.1.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

99.1	Press release dated June 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: June 12, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer